Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 28/04/2011

To: All Canadian Securities Regulatory Authorities

Subject: ENDEAVOUR SILVER CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	25/05/2011
Record Date for Voting (if applicable) :	25/05/2011
Beneficial Ownership Determination Date :	25/05/2011
Meeting Date :	29/06/2011
Meeting Location (if available) :	TBA

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	29258Y103	CA29258Y1034

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for ENDEAVOUR SILVER CORP.